May 31, 2007

Securities and Exchange Commission

Attn: Filing Desk

100 F Street, N.W.

Washington, D.C. 20549-6009

Re:	Forward Funds
Investment Company Act of 1940—Rule 17g-1(g)
Bonding of Officers and Employees
(Forward Funds File No. 811-06722)

To whom it may concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, enclosed herewith please find a copy of the financial institution bond (the “Bond”) in favor of Forward Funds (“Funds”), and resolutions relating to this Bond.

If the Funds had not been named as an insured under a joint insured bond, the Funds would have paid $16,400 in premiums for the Bond and $227,500 in premiums for the D&O/E&O Liability Policy. The term of the Bond and the D&O/E&O Liability Policy is March 22, 2007 through March 22, 2008, and the premiums for the Bond and the D&O/E&O Liability Policy have been paid through March 22, 2008.

Please call me at (415) 869-6300 if you have any questions.

Sincerely,

/s/ Barbara H. Tolle
Barbara H. Tolle Treasurer Forward Funds 433 California Street, 11th Floor San Francisco, CA 94104

Enclosures